Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS ADJUSTED NET INCOME OF $15.8 MILLION, $0.09 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $36.5 MILLION FOR Q1 FISCAL 2022

VANCOUVER, British Columbia - August 5, 2021 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the first quarter ended June 30, 2021 (“Q1 Fiscal 2022”). All amounts are expressed in US Dollars, and figures may not add due to rounding.

Q1 FISCAL 2022 HIGHLIGHTS

  Mined 231,235 tonnes of ore and milled 243,077 tonnes of ore, down 9% and 7% compared to the prior year quarter due primarily to slow downs during contract renewal negotiations with mining contractors, which were successfully completed as announced July 13, 2021;

  Sold approximately 1.6 million ounces of silver, 1,000 ounces of gold, 16.8 million pounds of lead, and 7.3 million pounds of zinc, representing decreases of 12%, 9%, and 20% in silver, gold and lead sold, and an increase of 4% in zinc sold, compared to the prior year quarter;

  Revenue of $58.8 million, up 26% compared to $46.7 million in the prior year quarter;

  Net income attributable to equity shareholders of $12.2 million, or $0.07 per share, compared to $15.5 million, or $0.09 per share in the prior year quarter;

  Adjusted earnings attributable to equity shareholders of $15.8 million, or $0.09 per share, compared to $9.6 million, or $0.05 per share in the prior year quarter. The adjustments were made to remove the impacts from non-recurring items, share-based compensation, foreign exchange, mark-to-market equity investments, and the share of associates’ operating results.

  Income from mine operations in Q1 Fiscal 2022 was $25.5 million, up 32% compared to $19.3 million in prior year quarter.

  Cash flow from operations of $36.5 million, up 21% or $6.4 million compared to $30.1 million in the prior year quarter;

  Cash cost per ounce of silver, net of by-product credits, of negative $1.43 compared to negative $1.48 in the prior year quarter;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $7.46, compared to $5.61 in the prior year quarter;

  Paid $2.2 million of dividends to the Company’s shareholders;

  Invested $5.0 million in Whitehorse Gold Corp. (“WHG”) to increase the Company’s ownership interest in WHG by 2.5% to 29.5%; and,

  Strong balance sheet with $214.4 million in cash and cash equivalents and short-term investments, up $15.3 million or 8% compared to $199.1 million as at March 31, 2021. This does not include the investments in associates and equity investment in other companies, having a total market value of $243.2 million as at June 30, 2021.

CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,
	2021	2020	Changes
Financial
Revenue (in thousands of $)	$58,819	$46,705	26%
Mine operating earnings (in thousands of $)	25,504	19,285	32%
Net income attributable to equity shareholders	12,212	15,491	-21%
Earnings per share - basic ($/share)	0.07	0.09	-22%
Adjusted earnings attributable to equity shareholders	15,771	9,566	65%
Adjusted earning per share - basic ($/share)	0.09	0.05	80%
Net cash generated from operating activities (in thousands of $)	36,452	30,142	21%
Capitalized expenditures (in thousands of $)	11,172	10,220	9%
Cash and cash equivalents and short-term investments (in thousands of $)	214,426	178,386	20%
Working capital (in thousands of $)	188,905	153,732	23%
Metals sold
Silver (in thousands of ounces)	1,642	1,872	-12%
Gold (in thousands of ounces)	1.0	1.1	-9%
Lead (in thousands of pounds)	16,810	20,885	-20%
Zinc (in thousands of pounds)	7,255	6,958	4%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	20.70	13.99	48%
Gold ($/ounce)	1,508	1,343	12%
Lead ($/pound)	0.86	0.69	25%
Zinc ($/pound)	1.02	0.60	70%

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2022 was $12.2 million or $0.07 per share, compared to $15.5 million or $0.09 per share in three months ended June 30, 2020 (“Q1 Fiscal 2021”).

Adjusted earnings attributable to equity shareholders of the Company in Q1 Fiscal 2022 was $15.8 million, or $0.09 per share, compared to $9.6 million, or $0.05 per share Q1 Fiscal 2021. The adjustments were made to remove the impacts from non-cash and unusual items, including elimination of share-based compensation, foreign exchange loss, share of loss in associates, gain or loss on mark-to-market equity investments, and onetime items.

In Q1 Fiscal 2022, the Company’s consolidated financial results were mainly impacted by i) an increase of 48%, 12%, 25%, and 70%, respectively, in the realized selling prices for silver, gold, lead and zinc; offset by ii) a decrease of 12%, 9%, and 20%, respectively, in silver, gold, and lead sold; iii) lower production; and iv) the depreciation of the US dollar against the Company’s functional currencies, mainly the Chinese yuan and the Canadian dollar.

Revenue in Q1 Fiscal 2022 was $58.8 million, up 26% or $12.1 million compared to $46.7 million in Q1 Fiscal 2021. The increase was mainly due to i) an increase of $19.3 million arising from the increase in the net realized selling metal prices; ii) an increase of $1.3 million arising from the increase in the quantities of zinc sold; offset by iii) a decrease of $8.5 million arising from the decrease in the quantities of silver, gold, and lead sold. Revenues from silver, gold, and base metal were $34.0 million, $1.5 million, and $23.3 million, respectively, up 30%, 2%, and 22%, respectively, compared to $26.2 million, $1.5 million, and $19.0 million in Q1 Fiscal 2021. Revenue from the Ying Mining District was $47.4 million, up 19%, compared to $39.7 million in Q1 Fiscal 2021. Revenue from the GC Mine was $11.4 million, up 62%, compared to $7.0 million in Q1 Fiscal 2021.

Income from mine operations in Q1 Fiscal 2022 was $25.5 million, up 32% compared to $19.3 million in prior year quarter. Income from mine operations at the Ying Mining District was $21.2 million, up 20% compared to $17.6 million in Q1 Fiscal 2021. Income from mine operations at the GC Mine was $4.4 million, up 144% compared to $1.8 million in Q1 Fiscal 2021.

Cash flow provided by operating activities in Q1 Fiscal 2022 was $36.5 million, up 21% or $6.3 million, compared to $30.1 million in Q1 Fiscal 2021.

The Company ended the quarter with $214.4 million in cash, cash equivalents and short-term investments, up 8% or $15.3 million, compared to $199.1 million as at March 31, 2021.

Working capital as at June 30, 2021 was $188.9 million, up 3% or $4.9 million, compared to $184.0 million as at March 31, 2021.

CONSOLIDATED OPERATIONAL RESULTS

	Three months ended June 30,
	2021	2020	Changes
Ore Production (tonne)
Ore mined	231,235	254,555	-9%
Ore milled	243,077	262,326	-7%
Metal Production
Silver (in thousands of ounces)	1,474	1,752	-16%
Gold (in thousands of ounces)	1.0	1.1	-9%
Lead (in thousands of pounds)	15,878	20,077	-21%
Zinc (in thousands of pounds)	7,198	7,533	-4%
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	(1.43)	(1.48)	3%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	7.46	5.61	33%
Cash production cost per tonne of ore processed ($)	77.55	67.05	16%
All-in sustaining cost per tonne of ore processed ($)	131.48	112.59	17%

In Q1 Fiscal 2022, on a consolidated basis, the Company mined 231,235 tonnes of ore, down 9% or 23,320 tonnes, compared to 254,555 tonnes in Q1 Fiscal 2021. Ore milled in Q1 Fiscal 2022 was 243,077 tonnes, down 7% or 19,249 tonnes, compared to 262,326 tonnes in Q1 Fiscal 2021. The decrease was primarily a result of the Company’s mining contract renewal negotiation at the Ying Mining District as reported in the Company’s news releases dated July 13 and April 28, 2021. Contracts were renewed for an additional 2 years in mid May 2021, and the Company expects to increase production in the remaining three quarters and meet its annual guidance.

In Q1 Fiscal 2022, the Company produced approximately 1.5 million ounces of silver, 1,000 ounces of gold, 15.9 million pounds of lead, and 7.2 million pounds of zinc, compared to 1.8 million ounces of silver, 1,100 ounces of gold, 20.1 million pounds of lead, and 7.5 million pounds of zinc sold in Q1 Fiscal 2021.

Compared to Q1 Fiscal 2021, the Company’s consolidated per tonne costs in the current quarter were mainly impacted by i) 9% appreciation of the Chinese yuan against the US dollar resulting in higher costs presented in the US dollar; ii) an average 7% increase in frontline workers’ pay rate, iii) lower production at the Ying Mining District resulting in higher per tonne fixed cost allocation, and iv) an overall of 14.5% increase in mining contractors’ fee rate at the Ying Mining District as reported previously in the Company’s news release dated May 20, 2021. The consolidated cash production cost and all-in sustaining production cost per tonne of ore processed were $77.55 and $131.48, up 16% and 17%, respectively, compared to $67.05 and $112.59 in Q1 Fiscal 2021, but both were in line with the Company’s Fiscal 2022 annual guidance.

In Q1 Fiscal 2022, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.43, compared to negative $1.48 in the prior year quarter. The increase was mainly due to the increase in per tonne cash production costs as discussed above, offset by an increase of $4.16 in by-product credits per ounce of silver. Sales from lead and zinc in Q1 Fiscal 2022 amounted to $21.8 million, up $3.3 million, compared to $18.5 million in Q1 Fiscal 2021.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $7.46, compared to $5.61 in Q1 Fiscal 2021. The increase was mainly due to the increase in per tonne all-in sustaining production cost, offset by an increase of $4.16 in by-product credits per ounce of silver.

In Q1 Fiscal 2022, on a consolidated basis, a total of 107,913 metres or $4.6 million worth of diamond drilling were completed (Q1 Fiscal 2021 - 36,697 metres or $1.1 million), of which approximately 50,666 metres or $1.3 million worth of underground drilling were expensed as part of mining costs (Q1 Fiscal 2021 - 36,697 metres or

$1.1 million) and approximately 57,247 metres or $3.3 million worth of exploration drilling were capitalized (Q1 Fiscal 2021 - nil). In addition, approximately 6,955 metres or $2.8 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q1 Fiscal 2021 - 10,142 metres or $2.6 million), and approximately 17,263 metres or $6.6 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q1 Fiscal 2021 - 26,375 metres or $9.0 million).

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Ore Production (tonne)
Ore mined	142,907	112,561	182,268	181,020	174,176
Ore milled	155,407	131,725	162,905	179,083	177,689
Head grades
Silver (gram/tonne)	279	280	297	288	293
Lead (%)	4.2	3.9	4.3	4.4	4.6
Zinc (%)	0.8	0.8	0.8	0.7	0.8
Recovery rates
Silver (%)	94.7	93.7	93.9	94.4	94.7
Lead (%)	95.7	95.1	96.4	96.1	96.2
Zinc (%)	59.7	65.0	63.3	57.9	63.8
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	0.80	1.20	(1.12)	(0.14)	(0.87)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	6.54	10.00	5.24	6.63	4.14
Cash production cost per tonne of ore processed ($)	92.79	98.13	83.09	80.06	76.21
All-in sustaining cost per tonne of ore processed ($)	138.55	155.14	133.07	132.36	116.99
Metal Production
Silver (in thousands of ounces)	1,283	1,083	1,464	1,525	1,544
Gold (in thousands of ounces)	1.0	0.3	0.9	1.1	1.2
Lead (in thousands of pounds)	13,278	10,504	14,361	16,080	16,941
Zinc (in thousands of pounds)	1,519	1,496	1,857	1,643	1,920

In Q1 Fiscal 2022, a total of 89,189 metres or $3.9 million worth of diamond drilling were completed (Q1 Fiscal 2021 - 28,485 metres or $0.8 million) at the Ying Mining District, of which approximately 31,942 metres or $0.7 million worth of underground drilling were expensed as part of mining costs (Q1 Fiscal 2021 - 28,485 metres or $0.8 million) and approximately 57,247 metres or $3.3 million worth of exploration drilling were capitalized (Q1 Fiscal 2021 - nil). In addition, approximately 6,501 metres or $2.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q1 Fiscal 2021 - 6,207 metres or $1.8 million), and approximately 12,973 metres or $5.4 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q1 Fiscal 2021 - 23,108 metres or $7.8 million).

GC Mine	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Ore Production (tonne)
Ore mined	88,328	50,511	97,177	86,833	80,379
Ore milled	87,670	48,949	97,743	84,850	84,637
Head grades
Silver (gram/tonne)	80	87	82	81	93
Lead (%)	1.5	1.7	1.4	1.8	1.9
Zinc (%)	3.3	3.3	3.5	3.4	3.4
Recovery rates
Silver (%)	84.1	81.9	82.6	82.5	82.8
Lead (%)	89.3	89.7	89.6	89.2	89.8
Zinc (%)	89.3	88.2	89.7	87.3	87.3
Cash Costs
Cash cost per ounce of Silver, net of by-product credits ($)	(17.96)	(12.80)	(14.43)	(12.70)	(6.59)
All-in sustaining cost per ounce of silver, net of by-product credits ($)	(7.98)	0.52	(1.05)	(1.78)	2.41
Cash production cost per tonne of ore processed ($)	52.90	58.56	54.07	48.47	47.08
All-in sustaining cost per tonne of ore processed ($)	71.67	87.69	78.63	69.07	65.84
Metal Production
Silver (in thousands of ounces)	190	112	212	182	209
Lead (in thousands of pounds)	2,600	1,652	2,750	3,006	3,136
Zinc (in thousands of pounds)	5,679	3,176	6,816	5,490	5,613

In Q1 Fiscal 2022, approximately 18,724 metres or $0.6 million worth of underground diamond drilling (Q1 Fiscal 2021 - 8,212 metres or $0.3 million) and 454 metres or $0.3 million of tunnelling (Q1 Fiscal 2021 - 3,458 metres or $0.8 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 4,290 metres or $1.2 million of horizontal tunnels, raises, and declines were completed and capitalized (Q1 Fiscal 2021 - 3,267 metres or $1.2 million).

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, August 6, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 22851634

Participants should dial-in 10 - 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company’s website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and consented to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis (“MD&A”), Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. This earnings release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash cost and all-in sustaining cost per ounce of silver, net of by-product credits, cash production cost and all-in sustaining production cost per tonne of ore processed and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. Accordingly, to facilitate a better understanding of these measures as calculated by the Company, please refer to section 10 - Alternative Performance (Non-IFRS) Measures of the corresponding MD&A for detailed description and reconciliation.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth, and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.